EX-16.1

June 27, 2012

Securities and Exchange Commission
Washington, DC  20549

Ladies and Gentlemen:

We were previously principal accountants for PAR Technology Corporation and, under the date of April 4, 2012, we reported on the consolidated financial statements of PAR Technology Corporation as of and for the years ended December 31, 2011 and 2010. On June 22, 2012, we were dismissed. We have read PAR Technology Corporation’s statements included under Item 4.01 of its Form 8-K dated June 21, 2012 and we agree with such statements, except that we are not in a position to agree or disagree with the information under Item 4.01(b), we are not in a position to agree or disagree with PAR Technology Corporation’s stated reason for changing principal accountants, and we are not in a position to agree or disagree with PAR Technology Corporation’s statement that the change was recommended by the audit committee of the board of directors.

Very truly yours,

/s/KPMG LLP